UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _ )*

Biotech Acquisition Company

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G1125A108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1125A108

1.	Names of Reporting Persons Biotech Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 5,750,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,750,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. G1125A108

1.	Names of Reporting Persons Michael Shleifer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 5,750,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,750,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These shares are the Class B Ordinary Shares, par value $0.0001 per share, of Biotech Acquisition Company (the “Issuer”) which will automatically convert into the Issuer’s Class A Ordinary Shares, par value $0.0001 per share, at the time of the Issuer’s initial business combination, or earlier at the option of the holder, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1, as amended (File No. 333-251834). Biotech Sponsor LLC (the “Sponsor”) is the record holder of the shares reported herein. Dr. Michael Shleifer is the managing member of the Sponsor. Consequently, Dr. Shleifer may be deemed the beneficial owner of the shares held by the Sponsor and have voting and dispositive control over such securities. Dr. Shleifer disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

(2)	Excludes 6,000,000 Class A Ordinary Shares, par value $0.0001 per share, which may be purchased by exercising private placement warrants held as of record by the Sponsor but not currently exercisable.

(3)	Based on 23,000,000 Class A Ordinary Shares, par value $0.0001 per share, of the Issuer and 5,750,000 Class B Ordinary Shares, par value $0.0001 per share, of the Issuer issued and outstanding as of the date of this filing.

Item 1(a).	Name of Issuer

Biotech Acquisition Company (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

545 West 25th Street, 20th Floor, New York, NY 10001.

Item 2(a).	Names of Persons Filing

Biotech Sponsor LLC (the “Sponsor”) and Dr. Michael Shleifer (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence

C/o Biotech Acquisition Company, 545 West 25th Street, 20th Floor, New York, NY 10001.

Item 2(c).	Citizenship

The Sponsor is a Delaware limited liability company. Dr. Shleifer is a citizen of France.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value per share (“Class A Ordinary Shares”).

The Class A Ordinary Shares constitute the class of ordinary shares of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Persons own the Issuer’s Class B Ordinary Shares, $0.0001 par value per share (“Class B Ordinary Shares”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination (the “Business Combination”), or earlier at the option of the holder, on a one-for-one basis, subject to certain adjustments. In the event that additional Class A Ordinary Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which Class B Ordinary Shares shall convert into Class A Ordinary Shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B Ordinary Shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Ordinary Shares issuable upon conversion of all Class B Ordinary Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares issued and outstanding upon completion of the IPO plus all Class A Ordinary Shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

G1125A108.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not Applicable.

Item 4.	Ownership

The responses to Items 5-11 of the each of the cover pages of this Statement on Schedule 13G are incorporated herein by reference.

The Reporting Persons may be deemed to beneficially own 5,750,000 of the Class B Ordinary Shares, representing 20.0% of the Issuer’s total number of ordinary shares issued and outstanding. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to certain adjustments, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1, as amended (File No. 333-251834). The percentage of ordinary shares held by the Reporting Persons is based on 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares issued and outstanding as of the date of this filing.

The Sponsor is the record holder of the shares reported herein. Dr. Michael Shleifer is the managing member of the Sponsor. Consequently, Dr. Shleifer may be deemed the beneficial owner of the shares held by the Sponsor and have voting and dispositive control over such securities. Dr. Shleifer disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

BIOTECH SPONSOR LLC

By:	/s/ Michael Shleifer
Name: Michael Shleifer
Title: Managing Member

MICHAEL SHLEIFER

/s/ Michael Shleifer
Michael Shleifer

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A ordinary shares, $0.0001 par value per share, of Biotech Acquisition Company, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2022.

BIOTECH SPONSOR LLC

By:	/s/ Michael Shleifer
Name: Michael Shleifer
Title: Managing Member

MICHAEL SHLEIFER

/s/ Michael Shleifer
Michael Shleifer